March 13, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

       Re: NFT Limited
           Amendment No. 1 to Registration Statement on Form F-3
           Filed March 7, 2025
           File No. 333-284912
Dear Kuangtao Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3
General

1. We note your response to our prior comment 1. However, it appears you are not eligible to file a registration statement on Form F-3 at this time. Please amend your registration statement on a form on which you are eligible to file.
2. We note your revisions in response to prior comment 2 on the cover page of the prospectus. As initially requested, please include a prospectus summary pursuant to
       Item 3 of Form F-3 and address the contents of prior comment 2. In addition, refer to your disclosure in response to the third bullet point in prior comment 2 that the "laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to NFT Exchange or from Metaverse HK to the Company
 March 13, 2025
Page 2

       and the investors in the U.S." Please expand your disclosure to state that there is no assurance that the PRC government will not intervene or impose restrictions on your
       company   s ability to transfer cash into or out of Hong Kong.
Cover Page

3. We note your revised disclosure on the cover page in response to prior comment
       3 that "the legal and operational risks associated with having operations in the PRC could also apply to operations in Hong Kong due to increasing regulatory oversight." Please revise your disclosure here, in the prospectus summary, and the risk
       factors to clearly state that the legal and operational risks associated with having operations in the PRC apply to operations in Hong Kong.
4. We note your revised disclosure in response to prior comment 5 and reissue in part.
       Please identify your auditor on the cover page and disclose that your auditor is located in Singapore.
Enforceability of Civil Liabilities, page 31

5. Refer to your revisions in response to prior comment 9. We note your disclosure on the cover page that "[y]our officers and [y]our present directors reside primarily in
       Hong Kong and China," your disclosure on page 4 that as of the date of the prospectus, you "do not have any...personnel in mainland China," and your disclosure on page 32 that currently, "one of [y]our directors are based in Hong Kong." Please revise as appropriate to reconcile any discrepancies, and clearly disclose the identity of each officer and director located in China and Hong Kong. In addition, please include the risk factor on page 9 of your Form 20-F filed May 16, 2024 regarding the difficulty of enforcing liabilities against your officers, directors and assets based in
       Hong Kong in the Risk Factors section of your registration statement and, in your registration statement, revise the risk factor to include disclosure regarding the jurisdictions in which your officers and directors are located.
       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Joan Wu, Esq.